Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2014	For the Twelve Months Ended December 31, 2013	For the Three Months Ended March 31, 2013
Earnings
Net Income for Common Stock	$361	$1,062	$192
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	1	6	—
Minority Interest Loss	—	—	—
Income Tax	198	476	57

Pre-Tax Income for Common Stock	$560	$1,544	$249

Add: Fixed Charges*	149	764	286
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$709	$2,308	$535

* Fixed Charges
Interest on Long-term Debt	$142	$562	$139
Amortization of Debt Discount, Premium and Expense	4	16	4
Interest Capitalized	—	—	—
Other Interest	(10)	143	136
Interest Component of Rentals	13	43	7
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$149	$764	$286

Ratio of Earnings to Fixed Charges	4.8	3.0	1.9